Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated November 4, 2004, and the related letter of transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of United Online, Inc. by Deutsche Bank Securities Inc., the Dealer Manager for the tender offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
UNITED ONLINE, INC.
Up to 16,666,666 Shares of its Common Stock
(including the associated Preferred Stock Purchase Rights)
At a Purchase Price Not Greater than $10.50 per Share
Nor Less than $9.00 per Share

        United Online, Inc., a Delaware corporation ("United Online"), is offering to purchase for cash up to 16,666,666 shares of its common stock, $0.0001 par value per share (including the associated preferred stock purchase rights issued under the Rights Agreement, by and between United Online and U.S. Stock Transfer Corporation, as Rights Agent, dated as of November 15, 2001, as amended (the "shares")), or, if the aggregate purchase price for such shares would exceed $150,000,000, the number of whole shares equal to $150,000,000 divided by the per share purchase price, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 4, 2004, and in the related letter of transmittal, as they may be amended and supplemented from time to time. United Online is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $10.50 nor less than $9.00 per share, net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions of the tender offer.

        THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. HOWEVER, THE TENDER OFFER IS SUBJECT TO OTHER CONDITIONS, INCLUDING CONSUMMATION OF THE CLASSMATES ACQUISITION (DISCUSSED BELOW) AND UNITED ONLINE OBTAINING FINANCING.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 3, 2004, UNLESS THE TENDER OFFER IS EXTENDED.

        THE BOARD OF DIRECTORS OF UNITED ONLINE HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER UNITED ONLINE NOR ANY MEMBER OF ITS BOARD OF DIRECTORS OR DEUTSCHE BANK SECURITIES INC., THE DEALER MANAGER FOR THE TENDER OFFER, IS MAKING ANY RECOMMENDATION TO UNITED ONLINE'S STOCKHOLDERS AS TO WHETHER TO TENDER, OR REFRAIN FROM TENDERING, THEIR SHARES OR AS TO THE PURCHASE PRICE, OR PURCHASE PRICES, AT WHICH THEY MAY CHOOSE TO TENDER THEIR SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PURCHASE PRICE, OR PURCHASE PRICES, AT WHICH THEY WILL TENDER THEM. IN DOING SO, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING UNITED ONLINE'S REASONS FOR MAKING THE TENDER OFFER. STOCKHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER OR OTHER FINANCIAL OR TAX ADVISORS. UNITED ONLINE'S DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED UNITED ONLINE THAT THEY WILL NOT TENDER ANY SHARES IN THE TENDER OFFER.

        On October 23, 2004, United Online signed an agreement to acquire Classmates Online, Inc. for approximately $128 million in cash. The closing of the Classmates acquisition is subject to a number of customary conditions, including regulatory approval. Subject to the satisfaction of the closing conditions, United Online currently anticipates that the Classmates acquisition will be consummated on or before Friday, December 3, 2004.

        United Online will, upon the terms and subject to the conditions of the tender offer, determine the single per share price, not greater than $10.50 nor less than $9.00 per share, net to the tendering stockholder in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. United Online will select the lowest purchase price (the "Purchase Price") that will allow United Online to purchase 16,666,666 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices at or below the Purchase Price. If the aggregate Purchase Price would exceed $150,000,000, United Online will purchase the number of shares equal to $150,000,000 divided by the Purchase Price, rounded to the nearest whole share, subject to the "odd lot" priority, proration and conditional tender provisions of the tender offer. United Online will purchase all shares properly tendered, and not properly withdrawn, prior to the "expiration date" (as defined below) at the Purchase Price, upon the terms and subject to the conditions of the tender offer, including the "odd lot," proration and conditional tender provisions.

        Under no circumstances will United Online pay interest on the Purchase Price for the shares, regardless of any delay in making payment. United Online will acquire all shares acquired in the tender offer at the Purchase Price regardless of whether the stockholder selected a lower price. The term "expiration date" means 12:00 midnight, New York City time, on Friday, December 3, 2004, unless and until United Online, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the tender offer, as so extended by United Online, shall expire. United Online reserves the right, in its sole discretion, to purchase more than 16,666,666 shares under the tender offer or to amend the maximum aggregate purchase price of $150,000,000, subject to applicable law.

        For purposes of the tender offer, United Online will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the Purchase Price, subject to the odd lot, proration and conditional tender provisions of the tender offer, only when, as and if United Online gives oral or written notice to U.S. Stock Transfer Corporation, the depositary for the tender offer, of its acceptance for payment of shares under the tender offer. United Online will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the depositary's account at the "book-entry transfer facility" (as defined in the offer to purchase), a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an "agent's message" (as defined in the offer to purchase), and any other documents required by the letter of transmittal.

        Upon the terms and subject to the conditions of the tender offer, if (i) more than 16,666,666 shares, or such greater number of shares as United Online may elect to purchase, subject to applicable law, have been properly tendered, and not properly withdrawn prior to the expiration date at prices at or below the Purchase Price, or (ii) the aggregate purchase price for such shares would exceed $150,000,000, United Online will purchase properly tendered shares on the following basis:

  •
  first, from all holders of "odd lots" (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by United Online and do not properly withdraw them before the expiration date (partial tenders will not qualify for this preference);

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  second, on a pro rata basis from all other stockholders who properly tender shares at or below the Purchase Price selected by United Online, other than stockholders who tender conditionally and whose conditions are not satisfied; and

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  third, only if necessary to permit United Online to purchase 16,666,666 shares (or such greater number of shares as United Online may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the Purchase Price, subject to the condition that United Online purchase a specified minimum number of the holder's shares if United Online purchases any of the holder's shares in the tender offer (for which the condition was not initially satisfied) because of proration by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders that conditionally tender their shares must have tendered all of their shares.

        United Online will return all other tendered shares that it has not purchased promptly after the expiration date.

        United Online expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by making a public announcement thereof no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder's shares.

        The Board of Directors of United Online has evaluated United Online's operations, strategy and expectations for the future and believe that the tender offer is a prudent use of United Online's financial resources given its business profile, assets and current stock price and is an efficient means to provide value to United Online stockholders.

        Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from United Online in exchange for the shares that the stockholder tenders.

        Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by United Online under the tender offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on January 4, 2005. For such withdrawal to be effective, U.S. Stock Transfer Corporation must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover page of the offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares.

        If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the offer to purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the offer to purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures.

        United Online reserves the absolute right to reject any or all tenders of any shares that United Online determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of United Online's counsel, be unlawful. United Online will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of United Online, U.S. Stock Transfer Corporation, as the depositary, Deutsche Bank Securities Inc., as the dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

        The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the offer to purchase and is incorporated herein by reference.

        We are mailing promptly the offer to purchase and the related letter of transmittal to record holders of shares whose names appear on United Online's stockholder list and will furnish the offer to purchase and the related letter of transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

        The offer to purchase and the related letter of transmittal contain important information that stockholders should read carefully before they make any decision with respect to the tender offer. Stockholders may obtain additional copies of the offer to purchase and letter of transmittal from the dealer manager at the address and telephone number set forth below. The dealer manager will promptly furnish to stockholders additional copies of these materials at United Online's expense.

        Please direct any questions or requests for assistance, including requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery, to the dealer manager at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the depositary.

The Dealer Manager for the tender offer is:

Deutsche Bank Securities Inc.
60 Wall Street
New York, NY 10005
(800) 735-7777

November 4, 2004